SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2010

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Press Release of May 17, 2010 — Information pursuant to Article 4 Para 2F of Law 3401/2005.

Press Release of May 21, 2010 — Announcement of draft amendment to the Articles of Association.

Press Release of May 21, 2010 — Invitation to shareholders to the annual general meeting.

Press Release of May 20, 2010 — Announcement of publication of Supplementary Prospectus.

Press Release of June 1, 2010 — Announcement of the publication of prospectus relating to the EUR 2,000,000,000 Euro Medium Term Note Programme.

Press Release of June 4, 2010 — Announcement of filing of Annual Report on 20-F with the US Securities and Exchange Commission.

Press Release of June 4, 2010 — Announcement of trading date of new ordinary shares resulting from exercise of stock options.

Press Release of June 9, 2010 — Announcement of amount of Extraordinary Social Contribution Tax in Greece

Press Release of June 22, 2010 — Announcement of resolutions of the Annual General Meeting of shareholders held on 21 June 2010.

Press Release of June 22, 2010 — Announcement of the payment of dividend for the fiscal year 2009.

Press Release of June 25, 2010 — Announcement of intention to acquire minority shares in Coca-Cola HBC Serbia A.D.

Press Release of June 29, 2010 — Conference call invitation for investors and analysts re first half 2010 results.

INFORMATION PURSUANT TO ARTICLE 4 PARA. 2 F OF LAW 3401/2005 REGARDING THE ADMISSION FOR LISTING OF SHARES OF THE COMPANY PURSUANT TO STOCK OPTION PLANS FOR THE COMPANY’S EMPLOYEES AND FOR THE EMPLOYEES OF ITS AFFILIATED COMPANIES

Maroussi, Greece — 17 May, 2010 - Coca-Cola Hellenic Bottling Company S.A. (“Coca-Cola Hellenic”, the “Company”), makes this announcement in connection with the exercise in May 2010 of stock options by employees (and former employees) of the Company and its affiliated companies, pursuant to stock option plans approved by the General Meetings of the Company. The announcement contains the exercise prices and the number of shares that were granted and will be listed on the Athens Exchange upon application by the Company.

1.             The offering was made to 80 employees of the Group (60 of which are employees or former employees of the Company’s foreign affiliates). Out of those employees, 16 persons (12 of which are employees or former employees of the Company’s foreign affiliates) exercised stock options by written notice to the Company’s Board of Directors.  The offering was made with respect to an aggregate of 3,847,886 new ordinary shares of the Company, of a nominal value of EUR 0.50 each, out of which 161,663 options were actually exercised and an equal number of shares was issued.

2.             The total number of stock options that have been granted by the Board of Directors to this date, as authorised by the General Meeting of shareholders, amounts to 16,881,611. Out of these options, 7,118,192 are currently in force (i.e. they have neither been exercised or forfeited), of which 3,686,223 options have already vested and the others will vest in stages until March 17, 2020.

3.             The exercise price of the new shares is as follows:

Number of plan	Date of approval by the General Meeting	Date of approval by the Board of Directors	Exercise price in EUR before the issuance of bonus shares*		Exercise price in EUR after the bonus issuance and before the adjustment for capital return*		Adjusted exercise price in EUR following the capital return*		Options exercised / Shares granted	Amount in Euros
1.	22.11.2001	13.12.2001	14.68		9.79		8.29		7,050	58,444.50
2.	22.11.2001	13.12.2001	12.08		8.05		6.55		0	0.00
3.	22.11.2001	13.12.2001	14.53		9.69		8.19		36,150	296,068.50
4.	06.06.2003	23.06.2003	12.95		8.63		7.13		0	0.00
5.	06.06.2003	15.12.2003	16.76	**	11.17		9.67		20,000	193,400.00
6.	06.06.2003	03.12.2004	18.63	**	12.42		10.92		38,253	417,722.76
7.	17.06.2005	02.12.2005	23.30	**	15.53		14.03		23,377	327,979.31
8.	17.06.2005	21.03.2006	24.85	**	16.57		15.07		0	0.00
9.	17.06.2005	23.06.2006	23.02	**	15.35		13.85		0	0.00
10.	17.06.2005	13.12.2006	28.06	**	18.71		17.21		0	0.00
11.	17.06.2005	13.12.2007	—		28.75	**	27.25		0	0.00
12.	17.06.2005	20.06.2008	—		24.54	**	23.04		0	0.00
13.	17.06.2005	11.12.2008	—		11.36	**	9.86		36,833	363,173.38
14.	18.06.2009	10.12.2009	—		—		16.54	***	0	0.00
15.	18.06.2009	18.3.2010	—		—		20.00	***	0	0.00
Total:									161,663	1,656,788.45

(*) The exercise price per share in relation to the Company’s Stock Option Plans, as this was initially determined by decisions of the General Meetings of the Company dated 22.11.2001, 06.06.2003 and 17.06.2005 respectively, and subsequently adjusted as a consequence of the decision of the General Meeting dated 15.10.2007 to issue bonus shares. The exercise price per share in relation to the Company’s Stock Option Plans was adjusted further as a consequence of the decision of the Extraordinary General Meeting dated 16.10.2009 to return capital to its shareholders.

(**) Denotes that such exercise price was calculated as the average of the Company’s share price at close of trading on the Athens Exchange over the last ten (10) business days prior to the relevant decision of the Board of Directors that granted the options.

(***) Denotes that such exercise price was equal to the closing price of the Company’s share on the Athens Exchange on the grant date.

4.             The payment of the share capital increase of the Company was completed on 3 May 2010 and was certified by virtue of a decision of the Company’s Board of Directors dated 4 May 2010. The Ministry of Finance, Competitiveness and Shipping proceeded to the registration of the share capital increase and the certification of its payment with the Companies Registry (Decision number K2-4249/10.05.2010).

5.             The share capital of the Company was increased by EUR 80,831.50 where as the share premium account was increased by EUR 1,575,956.95. As a result, the share capital of the Company amounts to EUR 182,932,046.00, and is divided into 365,864,092 ordinary shares of a nominal value of EUR 0.50 each.

6.             The Company will proceed to all necessary actions required by law in order to effect the listing of the new shares on the Athens Exchange.

The person responsible for the accuracy of the information related to the Stock Option Plan is Mrs. Sarah Robinson, Director Rewards & Corporate HR Business Partnership, tel.: +30 210 61 83 175. Interested parties may obtain a copy of this document from the Company’s registered seat (9 Fragoklissias Street, Maroussi) and in electronic form from the Company’s website
(www.coca-colahellenic.com) as well as the website of the Athens Exchange (www.ase.gr.) Further information may be obtained from Mr. Vassilis Fragoulis, Group Compensation and Benefits Manager, tel.: +30 210 61 83 312.

INQUIRIES:
Company contacts:
Coca-Cola Hellenic
George Toulantas	Tel: +30 210 61 83 255
Investor Relations Director	email : george.toulantas@cchellenic.com

FOR ELEMENTS OF THE STOCK
OPTION PLAN
Sarah Robinson	Tel: +30 210 61 83 175
Director Rewards	email: sarah.robinson @cchellenic.com

Vassilis Fragoulis
Group Compensation and Benefits	Tel: +30 210 61 83 312
Manager	email : vassilis.fragoulis@cchellenic.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with sales of more than 2 billion unit cases. It has broad geographic reach with operations in 28 countries serving a population of approximately 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

Coca-Cola Hellenic - Announcement of draft amendment

to the Articles of association

Athens, Greece — 21 May 2010 — Coca-Cola Hellenic Bottling Company (Coca-Cola Hellenic) announces in accordance with article 19, para. 2 of Law, that it intends to amend article 2 of its Articles of Association regarding the Company’s objects, by decision of the Annual General Meeting of its shareholders which has been scheduled to take place on Monday 21st June 2010, at 11:00 a.m. at the Shopping Mall “The Mall Athens”, at the Village Cinemas, Room Europa 05, (35 Andreas Papandreou Street, Maroussi). The draft amendment of the Articles of Association has been posted on the Company’s website www.coca-colahellenic.com

ENQUIRIES

George Toulantas Investor Relations Director	Tel: +30 210 618 3255 email : george.toulantas@cchellenic.com

Panagiotis Vergis Investor Relations Associate	Tel: +30 210 618 3124 email : panagiotis.vergis@cchellenic.com

European press contact: Financial Dynamics London Greg Quine	Tel: +44 20 7269 7206 email: greg.quine@fd.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with sales of more than 2 billion unit cases. It has broad geographic reach with operations in 28 countries serving a population of approximately 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

INVITATION

To the Shareholders of the Societe Anonyme under the trade name

“COCA-COLA HELLENIC BOTTLING COMPANY S.A.”

to the Annual General Meeting

As resolved by the Company’s Board of Directors on 20th May 2010, at its meeting no. 848, in accordance with Codified Law 2190/1920 “re: Societes Anonymes” and article 17 of the Company’s Articles of Association, the Shareholders of the Societe Anonyme under the trade name “COCA-COLA HELLENIC BOTTLING COMPANY S.A.” and the distinctive title “COCA-COLA HELLENIC” are invited to an Annual General Meeting, to be held in Maroussi of Attica, at the Shopping Mall “The Mall Athens”, at the Village Cinemas, Room Europa 05, 35 Andreas Papandreou Street, Maroussi, on Monday 21 June 2010, at 11:00 a.m., with the following Agenda:

1)                            Submission of the Management Report by the Board of Directors and of the Audit Certificate by the Company’s Chartered Auditor-Accountant on the Company’s Financial Statements and activities for the fiscal year which ended on 31.12.2009.

2)                            Submission and approval of the Company’s annual Financial Statements for the fiscal year which ended on 31.12.2009 and of the consolidated Financial Statements.

3)                            Release of the members of the Board of Directors and of the Auditors of the Company from any liability for their activity during the fiscal year ended on 31.12.2009.

4)                            Approval of the remuneration of the members of the Board of Directors for their participation in the meetings of the Board of Directors and for their services to the Company for the fiscal year 2009 and pre-approval of remuneration for the fiscal year 2010.

5)                            Election of Statutory Auditors for the fiscal year 2010 (1.1.2010 - 31.12.2010) and determination of their fees.

6)                            Approval of distribution of Profits (dividend) for the fiscal year 2009.

7)                            Approval of the election of a new member of the Board of Directors to replace a member who resigned from the Board of Directors.

8)                            Amendment of article 2 of the Articles of Association regarding the Company’s objects.

9)                            Amendment of the terms of existing programmes for the granting of stock options to the personnel of the Company and its affiliated companies, pursuant to article 13, para. 13 of Codified Law 2190/1920.

According to the abovementioned resolution of the Board of Directors in case the necessary quorum is not present in the above meeting, the Shareholders of the Company are invited to a A’ Adjourned Meeting to be held on Monday, July 5, 2010 at 11:00 p.m. at the same above place.  In case a quorum is not present in such meeting, the Shareholders of the Company are invited to a B’ Adjourned Meeting to be held on Monday, July 19, 2010 at 11:00 p.m. at the same above place. It is noted that a new invitation shall not be published for the above adjourned meetings according to article 29 of Codified Law 2190/1920.

Shareholders wishing to attend the General Meeting, must deposit at least five (5) full days prior to the Meeting, the relevant blocking certificate from Hellenic Exchanges S.A. at the Company’s offices (9 Frangoklissias Street, Maroussi), in accordance with article 18 of the Articles of Association, together with the relevant proxy in the event that they wish to be represented at the Meeting.

Shareholders may obtain further information on the items of the Agenda from the Company’s Investor Relations Department at +30 210 618 3100 and +30 210 618 3124.

Maroussi, 20 May 2010

THE BOARD OF DIRECTORS

COCA-COLA HELLENIC BOTTLING COMPANY S.A.

ENQUIRIES

George Toulantas Investor Relations Director	Tel: +30 210 618 3255 email : george.toulantas@cchellenic.com

Panagiotis Vergis Investor Relations Associate	Tel: +30 210 618 3124 email : panagiotis.vergis@cchellenic.com

European press contact: Financial Dynamics London Greg Quine	Tel: +44 20 7269 7206 email: greg.quine@fd.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with sales of more than 2 billion unit cases. It has broad geographic reach with operations in 28 countries serving a population of approximately 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

Coca-Cola Hellenic Bottling Company S.A.

announces publication of Prospectus

Athens, Greece — 20 May 2010 - Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola Hellenic) announced today that the following supplementary prospectus has been approved by the UK Listing Authority and is available for viewing:

Supplementary Prospectus dated 20 May 2010 relating to a Base Prospectus dated 2 June 2009 for the €2,000,000,000 Euro Medium Term Note Programme of Coca-Cola HBC Finance B.V. as issuer and Coca-Cola Hellenic Bottling Company S.A. as guarantor, incorporating by reference the press release dated 29 April 2010 relating to the results of Coca-Cola Hellenic Bottling Company S.A for the three months ended 2 April 2010.

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/2782M_1-2010-5-20.pdf

DISCLAIMER — INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Base Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Supplementary Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus and the Supplementary Prospectus you must ascertain from the Base Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

ENQUIRIES

George Toulantas Investor Relations Director	Tel: +30 210 618 3255 email : george.toulantas@cchellenic.com

Panagiotis Vergis Investor Relations Associate	Tel: +30 210 618 3124 email : panagiotis.vergis@cchellenic.com

European press contact: Financial Dynamics London Greg Quine	Tel: +44 20 7269 7206 email: greg.quine@fd.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with sales of more than 2 billion unit cases.  It has broad geographic reach with operations in 28 countries serving a population of approximately 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

Coca-Cola Hellenic Bottling Company S.A.

announces the publication of prospectus relating to the EUR 2,000,000,000
Euro Medium Term Note Programme

Athens, Greece – 1 June 2010 - Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola Hellenic) announced today that the following prospectus has been approved by the UK Listing Authority and is available for viewing:

Base Prospectus dated 28 May 2010 relating to the €2,000,000,000 Euro Medium Term Note Programme of Coca-Cola HBC Finance B.V. as issuer and Coca-Cola Hellenic Bottling Company S.A. as guarantor.

The Base Prospectus approval relates to the ordinary course annual update of the €2,000,000,000 Euro Medium Term Note Programme and not to any issuance of notes thereunder.

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/8279M_1-2010-6-1.pdf

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus you must ascertain from the Base Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

ENQUIRIES

George Toulantas	Tel: +30 210 618 3255
Investor Relations Director	email : george.toulantas@cchellenic.com

Panagiotis Vergis	Tel: +30 210 618 3124
Investor Relations Associate	email : panagiotis.vergis@cchellenic.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with sales of more than 2 billion unit cases.  It has broad geographic reach with operations in 28 countries serving a population of approximately 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

Coca-Cola Hellenic Bottling Company S.A.

announced today the filing of its Annual Report on Form 20-F with the US Securities and Exchange Commission

Athens, Greece – 4 June 2010 - Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola Hellenic, the Company) announced today the filing with the US Securities and Exchange Commission (SEC) of its Annual Report on Form 20-F for the fiscal year ended December 31, 2009.

A copy of the report is available on the SEC’s website at www.sec.gov as well as on the Company’s website at
www.coca-colahellenic.com. The Company will make available to any interested shareholder, upon request, a hard copy of the complete audited financial statements of the Company entirely free of charge.

ENQUIRIES

George Toulantas	Tel: +30 210 618 3255
Investor Relations Director	email : george.toulantas@cchellenic.com

Panagiotis Vergis	Tel: +30 210 618 3124
Investor Relations Associate	email : panagiotis.vergis@cchellenic.com

European press contact:
Financial Dynamics London	Tel: +44 20 7269 7206
Greg Quine	email: greg.quine@fd.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with sales of more than 2 billion unit cases. It has broad geographic reach with operations in 28 countries serving a population of approximately 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

Coca-Cola Hellenic Bottling Company S.A.

announces trading date of new ordinary shares resulting from exercise of stock options

Athens, Greece – 4 June 2010 - Coca-Cola Hellenic Bottling Company S.A. (“Coca-Cola Hellenic”, the “Company”) announces that as of 8 June 2010, a total of 161,663 new ordinary shares will commence trading on the Athens Exchange. The new shares have been issued as a result of an increase in the share capital of Coca-Cola Hellenic amounting to €80,831.50 following the exercise of stock options by employees of Coca-Cola Hellenic and of its affiliated companies.

The share capital of the Company now amounts to €182,932,046.00 divided into 365,864,092 shares with a nominal value of €0.50 each.

The new 161,663 shares have been distributed to a total of 16 option holders as follows:

Number of plan	Date of approval by the General Meeting	Date of approval by the Board of Directors	Exercise price in EUR before the issuance of bonus shares*		Exercise price in EUR after the bonus issuance and before the adjustment for capital return*		Adjusted exercise price in EUR following the capital return*		Options exercised / Shares granted	Amount in Euros
1.	22.11.2001	13.12.2001	14.68		9.79		8.29		7,050	58,444.50
2.	22.11.2001	13.12.2001	12.08		8.05		6.55		0	0.00
3.	22.11.2001	13.12.2001	14.53		9.69		8.19		36,150	296,068.50
4.	06.06.2003	23.06.2003	12.95		8.63		7.13		0	0.00
5.	06.06.2003	15.12.2003	16.76	**	11.17		9.67		20,000	193,400.00
6.	06.06.2003	03.12.2004	18.63	**	12.42		10.92		38,253	417,722.76
7.	17.06.2005	02.12.2005	23.30	**	15.53		14.03		23,377	327,979.31
8.	17.06.2005	21.03.2006	24.85	**	16.57		15.07		0	0.00
9.	17.06.2005	23.06.2006	23.02	**	15.35		13.85		0	0.00
10.	17.06.2005	13.12.2006	28.06	**	18.71		17.21		0	0.00
11.	17.06.2005	13.12.2007	—		28.75	**	27.25		0	0.00
12.	17.06.2005	20.06.2008	—		24.54	**	23.04		0	0.00
13.	17.06.2005	11.12.2008	—		11.36	**	9.86		36,833	363,173.38
14.	18.06.2009	10.12.2009	—		—		16.54	***	0	0.00
15.	18.06.2009	18.3.2010	—		—		20.00	***	0	0.00
Total:									161,663	1,656,788.45

(*) The exercise price per share in relation to the Company’s Stock Option Plans, as this was initially determined by decisions of the General Meetings of the Company dated 22.11.2001, 06.06.2003 and 17.06.2005 respectively, and subsequently adjusted as a consequence of the decision of the General Meeting dated 15.10.2007 to issue bonus shares. The exercise price per share in relation to the Company’s Stock Option Plans was adjusted further as a consequence of the decision of the Extraordinary General meeting dated 16.10.2009 to return capital to its shareholders.

(**) Denotes that such exercise price was calculated as the average of the Company’s share price at close of trading on the Athens Exchange over the last ten (10) business days prior to the relevant decision of the Board of Directors that granted the options.

(***) Denotes that such exercise price was equal to the closing price of the Company’s share on the Athens Exchange on the grant date.

The Board of Directors approved the share capital increase, which does not constitute an amendment of the Company’s Articles of Association, on 4 May 2010, in accordance with the resolutions of the General Meetings listed above. The Ministry of Finance, Competitiveness and Shipping approved and registered the share capital increase with the Registry of Societes Anonymes pursuant to its announcement no. K2-4249/10.05.2010.

The Board of Directors of the Athens Exchange approved on 3 June 2010 the commencement of trading of the 161,663 new ordinary shares of the Company.

The Board of Directors of the Company has resolved that trading of the above new shares on the Athens Exchange will commence on 8 June 2010. The new shares will be credited to the securities accounts (SAT accounts) of the beneficial shareholders before such date. The opening price of the Company’s shares on the above date will be determined in accordance with the Regulation of the Athens Exchange.

Information pursuant to article 4 para. 2f of Law 3401/2005 is available at the offices of the Company at Maroussi, Attiki (9 Fragoklissias Street), and in electronic form on the website of the Company www.coca-colahellenic.com, as well as on the website of the Athens Exchange www.ase.gr.

INQUIRIES:

Company contacts:
Coca-Cola Hellenic
George Toulantas	Tel: +30 210 61 83 255
Investor Relations Director	email : george.toulantas@cchellenic.com

FOR ELEMENTS OF THE STOCK OPTION PLAN
Sarah Robinson	Tel: +30 210 61 83 175
Director Rewards	email: sarah.robinson@cchellenic.com

Vassilis Fragoulis	Tel: +30 210 61 83 312
Group Compensation and Benefits Manager	email : vassilis.fragoulis@cchellenic.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with sales of more than 2 billion unit cases. It has broad geographic reach with operations in 28 countries serving a population of approximately 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit  www.coca-colahellenic.com

Coca-Cola Hellenic Bottling Company S.A.
announces the amount of Extraordinary Social Contribution Tax in Greece

Athens, Greece — 9 June 2010 - Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola Hellenic, the Group) announced today that according to Article 5 of Law 3845/2010, the amount of ‘Extraordinary Social Contribution Tax’ applied retrospectively on net income for the fiscal year ended 31 December 2009, is estimated to be €21.2 million for the Group.  This amount will be accrued in Coca-Cola Hellenic’s second quarter 2010 financial statements.

ENQUIRIES

George Toulantas Investor Relations Director	Tel: +30 210 618 3255 email : george.toulantas@cchellenic.com

Panagiotis Vergis Investor Relations Associate	Tel: +30 210 618 3124 email : panagiotis.vergis@cchellenic.com

European press contact: Financial Dynamics London Greg Quine	Tel: +44 20 7269 7206 email: greg.quine@fd.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with sales of more than 2 billion unit cases. It has broad geographic reach with operations in 28 countries serving a population of approximately 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

Coca-Cola Hellenic Bottling Company S.A.

announces resolutions of the Annual General Meeting

of shareholders held on 21 June 2010

Athens, Greece — 22 June 2010 - The Annual General Meeting of the shareholders of Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola Hellenic, Company) took place on Monday, 21 June 2010. 332 shareholders representing 265,087,380 shares, out of a total number of 365,864,092 shares, i.e. 72.45% of the Company’s share capital, were present or represented and voted at the Meeting.

The following items on the Agenda were discussed and the following decisions were made:

1.     The Management Report by the Board of Directors and the Audit Report by the Company’s Statutory Auditor-Accountant on the Company’s Financial Statements and activities for the fiscal year which ended on 31.12.2009 were submitted.

2.     The Company’s annual Financial Statements and the consolidated Financial Statements for the fiscal year which ended on 31.12.2009 were submitted and approved.

3.     The members of the Board of Directors and the Auditors of the Company were released from any liability for their activities during the fiscal year which ended on 31.12.2009.

4.     The remuneration of the members of the Board of Directors for their participation in the meetings of the Board of Directors and for their services to the Company for the fiscal year 2009 was approved and their remuneration for the fiscal year 2010 was pre-approved.

5.     PricewaterhouseCoopers were elected as Statutory Auditors for the fiscal year 2010 and the Board of Directors was authorised to determine their fees.

6.     The distribution of a dividend of EUR 0.30 per share was approved. Such amount is increased, according to the law, by the dividend that corresponds to the 3,081,812 treasury shares of the Company, i.e. the total dividend per share amounts to EUR 0.302548. The above amount is subject to a 10% withholding tax, pursuant to article 18 of Law 3697/2008. The ex-dividend date is Wednesday, 23 June 2010 and the date of determination of dividend beneficiaries is Friday, 25 June 2010, i.e. shareholders of the Company registered on the Dematerialised Securities System (DSS) at the closing of trading on the Athens Exchange on 25 June 2010 will be entitled to receive the dividend. The payment of dividend will commence on Thursday 1st July 2010 and will be made through National Bank of Greece S.A.

7.      The election of Mr. Christos Ioannou as an independent non-executive member of the Board of Directors was approved, in replacement of Mr. Samir Toubassy. The appointment of Mr. Ioannou as a member of the Board of Directors audit committee was also approved.

8.      Article 2 of the Articles of Association regarding the Company’s scope of business was amended.

9.      The terms of existing programmes for the granting of stock options to the personnel of the Company and its affiliated companies, pursuant to article 13, para. 13 of Codified Law 2190/1920, were amended.

ENQUIRIES

George Toulantas Investor Relations Director	Tel: +30 210 618 3255 email : george.toulantas@cchellenic.com

Panagiotis Vergis Investor Relations Associate	Tel: +30 210 618 3124 email : panagiotis.vergis@cchellenic.com

European press contact: Financial Dynamics London Greg Quine	Tel: +44 20 7269 7206 email: greg.quine@fd.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with sales of more than 2 billion unit cases. It has broad geographic reach with operations in 28 countries serving a population of approximately 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

Coca-Cola Hellenic Bottling Company S.A.

announces the payment of dividend for the fiscal year 2009

Athens, Greece — 22 June 2010 — Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola Hellenic, Company) announces a dividend for the fiscal year 2009 in an amount equal to EUR 0.30 per share, as resolved by the Annual General Meeting of Shareholders that was held on Monday 21 June 2010. Applicable law requires that dividends accruing to the Company’s 3.081.812 treasury shares be applied to the total amount of dividends payable to shareholders.  As a result, the dividend per share is increased to EUR 0.302548 per share. The dividend is subject to a 10% withholding tax in accordance with Article 18 of Law 3697/2008.

As previously announced by Coca-Cola Hellenic, the shares of the Company will trade ex-dividend as of Wednesday 23 June 2010. Shareholders on record with the Dematerialized Securities System (“DSS” or “SAT”) of the Athens Exchange as of Friday 25 June 2010 will be entitled to receive the dividend.

The dividend will be paid between Thursday 1 July 2010 and Thursday 29 June 2011 through the network of NATIONAL BANK OF GREECE S.A.

The dividend may be paid in one of the following ways:

1.   Via the applicable shareholder’s DSS operator (including banks and stockbrokers registered with the DSS), in accordance with Article 5.5 of the Regulation of the Athens Stock Exchange and article 39 of the DSS Operating Regulation.

2.   If a shareholder has duly requested from its DSS operator to be exempted from the regime set forth in case (1) above or if the shares of a shareholder have been deposited in the special account of their Investor Share at the DSS, then such shareholder may collect its dividend via the bank branch network of NATIONAL BANK OF GREECE S.A.

3.   In the event that a DSS operator is unable to credit the account of a particular shareholder, then such shareholder may collect its dividend through the bank branch network of NATIONAL BANK OF GREECE S.A., provided that such collection may not take place earlier than 8 July 2010.

Collection of the dividend in cases (2) and (3) above requires that the relevant shareholder present its police identity card and relevant Investor Share Number on the DSS to any bank branch of NATIONAL BANK OF GREECE S.A.  A duly authorized third party may collect the dividend on behalf of a shareholder, only by furnishing a written authorization from such shareholder. The authenticity of such shareholder’s signature must be verified by a competent authority.  Such authorization must include the personal identification details of the relevant shareholder, as well as, those of the authorized third party.

DSS operators are kindly requested to contact the Underwriting and Special Processes Subdivision, at NATIONAL BANK OF GREECE S.A., 330 Thisseos Avenue, 5th floor,

176 75 Athens-Kallithea. Contact person: John Xidis and Elias Dimitriou tel. +30 210 9477 713 and tel. +30 210 9477 833.

During the period between 30 June 2011 and such date as the right to dividend is forfeited pursuant to the applicable statute of limitations (31 December 2015), payment of dividends will be made exclusively via the Company’s Head Offices at 9 Fragoklissias Street, Maroussi.

Further information may be obtained from Coca-Cola Hellenic’s Investor Relations Department at +30 210 618 3100.

About Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with sales of more than 2 billion unit cases. It has broad geographic reach with operations in 28 countries serving a population of approximately 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

Coca-Cola Hellenic announces intention to acquire

minority shares in Coca-Cola HBC Serbia A.D

Athens, Greece — 25 June 2010 — Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola Hellenic) announced today that one of its subsidiaries has initiated a tender offer to purchase all shares in Coca-Cola HBC Serbia A.D that it does not currently own. Coca-Cola Hellenic indirectly controls 89.1% of the shares of Coca-Cola HBC Serbia A.D. The value of the transaction at the offered price is approximately EUR16.9 million.

ENQUIRIES

George Toulantas Investor Relations Director	Tel: +30 210 618 3255 email : george.toulantas@cchellenic.com

Panagiotis Vergis Investor Relations Associate	Tel: +30 210 618 3124 email : panagiotis.vergis@cchellenic.com

European press contact: Financial Dynamics London Greg Quine	Tel: +44 20 7269 7206 email: greg.quine@fd.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with sales of more than 2 billion unit cases. It has broad geographic reach with operations in 28 countries serving a population of approximately 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

Conference call invitation for investors and analysts

First half 2010 results on Thursday, 29 July 2010

Athens, Greece — 29 June 2010 — Coca-Cola Hellenic Bottling Company (Coca-Cola Hellenic, Company) announced today that it would release first half 2010 results on Thursday 29 July 2010 at 8:30 am Athens Time, 6:30 am London Time, 1:30 am New York Time. The press release will be available as of that time on the company website: www.coca-colahellenic.com.

Coca-Cola Hellenic’s management will host a conference call with financial analysts, discussing the results, on:

Date:	Thursday, 29 July 2010

Time:	4:00 pm Athens Time
2:00 pm London Time
9:00 am New York Time

Duration:	1 Hour

Participants should dial one of the following numbers and quote ‘Coca-Cola Hellenic’:

Greek participants please dial	00800 4413 1378
US participants please dial	+1 866 819 7111
UK participants please dial	0800 953 0329
Other Intl’ participants please dial	+44 1452 542 301

The conference call, which will include management’s remarks, followed by a question and answer session, will last approximately one hour.

Alternatively, participants can log on to http://www.coca-colahellenic.com/investorrelations/Webcasts/ for a live audio webcast of the conference call. Please dial-in approximately 10 minutes ahead of the scheduled start time to ensure your participation.

Replay after the conference call:

This service will be available until and including August 5th, 2010

Greece and other international callers please dial	+44 1452 55 00 00
US callers please dial	1866 247 4222
UK callers please dial	0800 953 1533

Access code: 1602505#

Replay through the Internet:

An audio archive of the same replay can also be accessed following the conference call through the Internet at
http://www.coca-colahellenic.com/investorrelations/Webcasts/. This service will be available until August 12th 2010.

ENQUIRIES

George Toulantas Investor Relations Director	Tel: +30 210 618 3255 email : george.toulantas@cchellenic.com

Panagiotis Vergis Investor Relations Associate	Tel: +30 210 618 3124 email : panagiotis.vergis@cchellenic.com

European press contact: Financial Dynamics London Greg Quine	Tel: +44 20 7269 7206 email: greg.quine@fd.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with sales of more than 2 billion unit cases. It has broad geographic reach with operations in 28 countries serving a population of approximately 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

By:	/s/ Jan Gustavsson
Name:	Jan Gustavsson
Title:	General Counsel, Director of Strategic
Development & Company Secretary

Date: July 8, 2010